Exhibit 99.4

2022-23 First Quarter Financial Report
Government of Saskatchewan
August 23, 2022

2022-23 FIRST QUARTER HIGHLIGHTS

Overview

Saskatchewan is forecasting a significant surplus in 2022-23 largely due to a surge in non-renewable resource revenue. A strong bottom line is due primarily to resources that belong to all Saskatchewan people. This improved fiscal outlook allows the Government to launch a four-point affordability plan to help people address rising costs due to inflation and to reduce the province’s debt.

At first quarter, a surplus of $1.04 billion is forecast, an improvement of $1.51 billion from budget, mainly due to higher forecasts for potash and oil revenue. Forecasts for higher-than-budgeted Individual and Corporate Income Tax revenue and Provincial Sales Tax (PST) revenue also reflect stronger economic growth.

To help people facing challenges due to inflation, a one-time Saskatchewan Affordability Tax Credit payment of $500 will be issued to all adult residents 18 years of age and older, as of December 31, 2022, who have filed a 2021 tax return. In addition, gym and fitness memberships and some recreational activities will now be excluded from the admissions, entertainment and recreation PST expansion, which comes into effect October 1, 2022.

Small businesses will be helped by a one-year extension of the temporary small business tax rate reduction. Maintaining the small business rate at zero per cent retroactive to July 1, 2022, and delaying the restoration of the rate to two per cent for another year will provide further support to small businesses as they continue to recover from the pandemic while facing new challenges such as inflationary pressures, interest rate hikes, supply chain issues and labour shortages.

Higher revenue and a surplus means Saskatchewan will be able to retire up to $1 billion in operating debt, resulting in lower debt servicing costs this year and in future years.

Revenue

Revenue is forecast to be up from budget by $2.02 billion, 11.7 per cent, largely due to a $1.86 billion increase in non-renewable resource revenue reflecting higher potash and oil prices. Taxation revenue is forecast to be up $536.5 million from budget, with higher Individual and Corporate Income Tax revenue and PST revenue reflecting stronger-than-anticipated economic recovery. Other own-source revenue and federal transfers are also forecast to be higher than at budget.

These increases in revenue are partially offset by a projected $533.6 million decrease from budget for net income from Government Business Enterprises (GBEs), primarily due to lower investment income and higher natural gas prices.

Expense

At first quarter, expense is forecast to be $508.2 million higher than budgeted. The increase is largely due to a $450 million increase for the one-time affordability payment to Saskatchewan residents.

Also contributing to a higher expense forecast are higher-than-budgeted wildfire costs, support for refugees from Ukraine, higher-than-anticipated Saskatchewan Prescription Drug Plan expenditures, increases related to transit and housing supports, increases to boards of education related to higher maintenance, fuel, and insurance costs, as well as other pressures.

Higher expenses are partially offset by lower pension costs and lower actuarial losses on pensions, vacancy management savings, and lower-than-budgeted financing charges from reduced operating borrowing.

Debt

Public debt is forecast to be $1.72 billion lower than budget. Lower debt is primarily due to a $1.89 billion decrease in General Revenue fund (GRF) operating debt due to the return to a surplus, which eliminates the need for operating borrowing and provides the opportunity to retire up to $1 billion in existing operating debt. There is also a $131.0 million decrease in Saskatchewan Capital Plan debt as some new capital spending can be funded with cash, rather than new debt.

These reductions are offset by a $300.8 million increase in GBE debt, primarily due to increased debt forecasts for SaskPower, SaskTel and the Municipal Financing Corporation.

Saskatchewan will continue to have one of the lowest net-debt-to-GDP ratios in the country. Net debt is now forecast to be $15.24 billion at the end of 2022-23, an improvement of $2.30 billion from budget. Net debt as a percentage of GDP is now forecast to be 15.6 per cent compared to 18.8 per cent projected in the 2022-23 Budget.

2022-23 First Quarter Financial Report  1

Economy

Saskatchewan’s real GDP is expected to grow by 4.7 per cent in 2022, highest among the provinces, and a further 2.5 per cent in 2023, second highest, according to the most recent private sector forecasts.

Many aspects of Saskatchewan’s economy are performing well so far in 2022, including the highest growth in wholesale trade among the provinces, the second highest growth in international goods exports, and the third highest growth in manufacturing sales, among other strong indicators.

Employment in the first seven months of 2022 increased by 23,800 jobs (4.3 per cent) compared to the same seven months in 2021, and the unemployment rate decreased from an average of 7.3 per cent to 5.0 per cent, third lowest among the provinces.

2022-23 BUDGET UPDATE - FIRST QUARTER

(Millions of Dollars)

	Budget	First Quarter Forecast	Change
Revenue
Taxation	8,092.8	8,629.3	536.5
Non-renewable resources	2,910.1	4,767.4	1,857.3
Net income from government business enterprises	742.5	208.9	(533.6)
Other own-source revenue	2,192.5	2,282.1	89.6
Transfers from the federal government	3,219.7	3,284.8	65.1

Total Revenue	17,157.6	19,172.5	2,014.9

Expense
Agriculture	1,040.1	1,040.1	—
Community development	729.9	737.9	8.0
Economic development	327.7	795.8	468.1
Education	3,800.4	3,806.1	5.7
Environment and natural resources	371.9	358.5	(13.4)
Financing charges	812.0	801.0	(11.0)
General government	544.6	535.0	(9.6)
Health	6,823.5	6,843.5	20.0
Protection of persons and property	936.2	976.6	40.4
Social services and assistance	1,623.9	1,623.9	—
Transportation	610.3	610.3	—

Total Expense	17,620.5	18,128.7	508.2

Surplus/ (Deficit)	(462.9)	1,043.8	1,506.7

2022-23 First Quarter Financial Report  2

REVENUE UPDATE

At first quarter, revenue is forecast to be $2.02 billion higher than at budget, an 11.7 per cent increase, mainly due to a significant increase in non-renewable resource revenue.

Non-Renewable Resources

Forecast revenue from non-renewable resources is up $1.86 billion from budget, primarily due to higher potash and oil prices.

Potash revenue is expected to be $1.13 billion higher, mainly due to higher average prices (US$625 per KCl tonne, up from US$407 at budget). Oil and natural gas revenue is expected to be $484.6 million higher, primarily due to higher West Texas Intermediate (WTI) oil prices, a narrower light-heavy oil price differential and an increase in oil production.

Other changes include a $170.0 million expected increase in the resource surcharge, reflecting higher-than-budgeted potash and oil value of sales forecasts; a $52.9 million increase in other non-renewable resources, primarily due to higher-than-budgeted uranium sales and prices, combined with increased gold sales and prices; and, an increase of $16.8 million in Crown land sales, mainly reflecting a higher-than-expected April land sale.

Key Assumptions

WTI

WTI is now forecast to average US$97.50 per barrel in 2022-23, up from US$75.75 at budget. WTI averaged US$106.16 from April through the end of July. A US$1 per barrel change in the fiscal-year average WTI oil price results in an estimated $17 million change in 2022-23 oil royalties (all else being equal).

Oil Differential and Production

The light-heavy oil differential forecast at first quarter is 11.3 per cent, down from 14.5 per cent at budget. A lower differential results in higher oil revenue for Saskatchewan (all else being equal). Oil production is forecast to be 165.7 million barrels at first quarter, up from 163.7 million barrels at budget.

Exchange Rate

The exchange rate is now forecast to average 80.6 U.S. cents in 2022-23, up from 80.0 U.S. cents at budget. From April through the end of July, the Canadian dollar averaged 78.1 U.S. cents. A 1 U.S. cent change in the fiscal-year average exchange rate results in an estimated $72 million change in 2022-23 non-renewable resource revenue (all else being equal). A higher exchange rate results in lower revenue and a lower exchange rate results in higher revenue, as resource exports are priced in US dollars.

2022-23 NON-RENEWABLE RESOURCE FORCAST ASSUMPTIONS

	2021-22	2022-23		First Quarter Change
	Actual	Budget	First Quarter	from Budget
WTI Oil Price (US$/barrel)	77.07	75.75	97.50	21.75
Light-Heavy Differential (% of WTI)	12.7	14.5	11.3	(3.2)
Well-head Oil Price (C$/barrel)[1]	77.54	74.19	100.85	26.66
Oil Production (million barrels)	162.9	163.7	165.7	2.0

Potash Price (mine netback, US$/KCl tonne)[2]	333	407	625	218
Potash Price (mine netback, C$/K2O tonne)[2]	683	833	1,276	443
Potash Sales (million K2O tonnes)[2]	13.8	13.7	14.5	0.8

Canadian Dollar (US cents)	79.77	79.98	80.60	0.62

[1]	The average price per barrel of Saskatchewan light, medium and heavy oil.
[2]	Ministry of Finance calculations derived from calendar-year forecasts.

2022-23 First Quarter Financial Report  3

Taxation

Taxation revenue is forecast to increase $536.5 million from budget, largely due to:

•	a $249.2 million increase in Individual Income Tax revenue primarily due to higher 2021 taxpayer assessments and a higher compensation growth forecast;

•	a $192.3 million increase in Corporate Income Tax revenue, mainly due to higher 2021 tax assessments, partially offset by the extension of the temporary small business tax rate reduction for an additional year (now zero per cent through June 30, 2023), as part of the four-point affordability plan; and,

•	a $95.0 million increase in PST revenue, primarily reflecting stronger-than-expected economic growth, partially offset by the exclusion of gym and fitness memberships and some recreational activities from the recently announced PST base expansion, as part of the four-point affordability plan.

Other Own-Source Revenue

Other own-source revenue is forecast to be up $89.6 million from budget, mainly due to a land sale at the Global Transportation Hub; an increase in fee revenue (mainly forestry fees); and an increase in transfers from other governments.

Federal Transfers

Transfers from the federal government are forecast to be up by $65.1 million, largely due to Saskatchewan’s share of the Canada Health Transfer top-up to reduce backlogs for surgeries and other medical procedures ($61.8 million).

Government Business Enterprises (GBEs) Net Income

Net income from GBEs is forecast to be down $533.6 million, mainly due to lower investment earnings and higher natural gas prices. Reductions include:

•	$217.0 million at the Auto Fund, primarily due to lower investment income and higher claims expense;

•	$180.1 million at SaskPower, mainly due to increased natural gas costs, higher operating, maintenance and administration costs, and costs related to damage from April storms, partially offset by higher electricity sales;

•	$69.0 million at Saskatchewan Government Insurance, mainly due to lower investment earnings and higher claims expense;

•	$56.7 million at Workers’ Compensation Board, primarily due to lower investment income and an increase in the estimate for future benefits liabilities, partially offset by an increase in premium revenue; and,

•	$21.2 million at SaskEnergy, primarily due to a forecast decline in forward natural gas market prices, partially offset by an increase in operating earnings.

2022-23 First Quarter Financial Report  4

2022-23 SCHEDULE OF REVENUE

(Millions of Dollars)	Budget	First Quarter Forecast	Change
Taxation
Corporation income	840.5	1,032.8	192.3
Fuel	507.9	507.9	—
Individual income	2,796.9	3,046.1	249.2
Property	804.1	804.1	—
Provincial sales	2,444.1	2,539.1	95.0
Tobacco	198.9	198.9	—
Other	500.4	500.4	—

Total Taxation	8,092.8	8,629.3	536.5

Non-Renewable Resources
Crown land sales	19.3	36.1	16.8
Oil and natural gas	867.5	1,352.1	484.6
Potash	1,451.7	2,584.7	1,133.0
Resource surcharge	493.1	663.1	170.0
Other	78.5	131.4	52.9

Total Non-Renewable Resources	2,910.1	4,767.4	1,857.3

Net Income from Government Business Enterprises
Municipal Financing Corporation	1.1	1.0	(0.1)
Saskatchewan Auto Fund	(19.0)	(236.0)	(217.0)
Saskatchewan Gaming Corporation	11.7	16.8	5.1
Saskatchewan Government Insurance	15.8	(53.2)	(69.0)
Saskatchewan Liquor and Gaming Authority	444.4	450.0	5.6
Saskatchewan Power Corporation	48.3	(131.8)	(180.1)
Saskatchewan Telecommunications Holding Corporation	106.5	106.5	—
Saskatchewan Water Corporation	7.4	7.1	(0.3)
SaskEnergy Incorporated	64.5	43.3	(21.2)
Saskatchewan Workers’ Compensation Board	13.1	(43.6)	(56.7)
Consolidation adjustments	48.7	48.8	0.1

Total Net Income from Government Business Enterprises	742.5	208.9	(533.6)

Other Own-Source Revenue
Fees	1,225.6	1,251.6	26.0
Insurance	400.9	400.9	—
Investment income	89.7	98.8	9.1
Transfers from other governments	65.9	71.2	5.3
Miscellaneous	410.4	459.6	49.2

Total Other Own-Source Revenue	2,192.5	2,282.1	89.6

Transfers from the Federal Government
Canada Health Transfer	1,390.0	1,390.0	—
Canada Social Transfer	490.1	490.1	—
Other	1,339.6	1,404.7	65.1

Total Transfers from the Federal Government	3,219.7	3,284.8	65.1

Total Revenue	17,157.6	19,172.5	2,014.9

2022-23 First Quarter Financial Report  5

EXPENSE UPDATE

At first quarter, expense is forecast to be $508.2 million (2.9 per cent) higher than budgeted.

The increase is largely due to an additional $468.1 million in Economic Development expense for the one-time Saskatchewan Affordability Tax Credit payment to Saskatchewan residents ($450M).

Protection of Persons and Property expense is forecast to increase by $40.4 million related to higher-than-budgeted wildfire costs and support for refugees from Ukraine.

There is a $20.0 million increase in Health expense due to higher-than-anticipated expenditures in the Saskatchewan Prescription Drug Plan.

Community Development expense is forecast to increase by $8.0 million as a result of federally funded increases to transit and housing supports.

In addition, Education expense is now forecast to be $5.7 million higher than budgeted due to increased fuel, insurance and maintenance costs, which are partially offset by lower pension costs.

These overall increases in forecast expenses are slightly reduced by a $13.4 million forecasted decrease in Environment and Natural Resources expense, primarily related to more projects being completed in the Accelerated Site Closure Program in 2021-22 instead of 2022-23.

In addition, Financing Charges are forecast to be $11.0 million lower than budgeted. The improved fiscal position at first quarter means no new borrowing is needed and coupled with the ability to retire up to $1 billion in debt, charges are down by an estimated $49 million in interest costs in 2022-23 (an estimated $61 million on an annualized basis). The reduction is offset by a $38 million increase due to higher interest rates, largely for capital and floating debt. There is also a $9.6 million decrease in General Government expense due to changing interest rates and their impact on pensions.

All other expense themes are forecast to be on budget.

DEBT UPDATE

At first quarter public debt is forecast to be $28.3 billion at March 31, 2023, which is $1.7 billion lower than budgeted. This decrease is primarily attributable to a $1.9 billion decrease in GRF operating debt due to an improved 2022-23 fiscal picture at first quarter, which means new operating borrowing is no longer necessary as 2022-23 is now in a surplus position.

A stronger fiscal picture in 2022-23 further allows up to $1 billion in existing operating debt to be retired. There is also a $131 million decrease in borrowing for the Saskatchewan Capital Plan, as some ministry and agency capital can be funded with cash from the surplus rather than issuing new debt.

These decreases in public debt are partially offset by GBE debt which is forecast to be $301 million higher than budgeted. This is largely due to $202 million in increased debt at SaskPower, primarily due to increased fuel costs driven by higher natural gas prices.

SaskTel’s debt is forecast to increase by $72 million, primarily due to greater-than-anticipated capital spending last fiscal year, which resulted in a higher-than-expected opening 2022-23 debt balance. The Municipal Financing Corporation’s debt is forecast to be $38 million higher due to increased loans approved for municipal projects.

2022-23 First Quarter Financial Report  6

2022-23 SCHEDULE OF PUBLIC DEBT

As at March 31

(Millions of Dollars)	2022-23
	Budget	First Quarter Forecast	Change from Budget
Government Service Organization Debt
General Revenue Fund - operating	9,925.0	8,039.2	(1,885.8)
- Saskatchewan Capital Plan[1]	9,269.3	9,138.3	(131.0)
Boards of Education	122.5	125.4	2.9
Global Transportation Hub Authority	24.1	20.1	(4.0)
Health Sector Affiliates	8.5	6.7	(1.8)
Saskatchewan Health Authority	53.8	53.8	—
Saskatchewan Opportunities Corporation	46.6	46.7	0.1
Water Security Agency	9.2	9.2	—
Other	1.7	1.5	(0.2)

Government Service Organization Debt	19,460.7	17,440.9	(2,019.8)

Government Business Enterprise Debt
Municipal Financing Corporation of Saskatchewan	241.3	279.6	38.3
Saskatchewan Gaming Corporation	—	—	—
Saskatchewan Liquor and Gaming Authority	85.0	84.9	(0.1)
Saskatchewan Power Corporation	6,878.7	7,080.6	201.9
Saskatchewan Telecommunications Holding Corporation	1,460.3	1,532.0	71.7
Saskatchewan Water Corporation	96.1	93.2	(2.9)
SaskEnergy Incorporated	1,822.4	1,814.3	(8.1)

Government Business Enterprise Debt[2]	10,583.8	10,884.6	300.8

Public Debt[3]	30,044.5	28,325.5	(1,719.0)

Guaranteed Debt	35.1	35.1	—

[1]	General Revenue Fund - Saskatchewan Capital Plan consists of amounts borrowed by the General Revenue Fund to finance investment in infrastructure assets.
[2]

GBE debt includes both general debt and GBE-specific debt. General debt of GBEs is the amount transferred from the General Revenue Fund to a GBE and recorded as a loan receivable in the Summary Financial Statements. GBE-specific debt is debt issued by, or specifically on behalf of, GBEs. GBE- specific debt is included in “Investment in government business enterprises” in the Summary Financial Statements.

[3]

In the 2022-23 Summary Financial Statements, general debt will be presented in the Statement of Financial Position on a gross basis, with related sinking funds presented as assets. An exception to this is sinking fund holdings of Saskatchewan debentures, which will be netted against gross debt. As at March 31, 2023, general debt is budgeted to be $19.2 billion, with sinking funds on general debt expected to be $1.5 billion.

2022-23 First Quarter Financial Report  7

Net debt

Another measure of a province’s fiscal position is net debt. Net debt aggregates a province’s liabilities and subtracts the financial assets that it has at its disposal to repay its obligations. Net debt measures the province’s future requirement to generate revenue to fund past services and transactions.

Net-debt-to-GDP compares the province’s net debt to its economic output as an indicator of the province’s ability to generate future revenues to pay for past services and transactions.

At first quarter net debt is forecast to be $15.24 billion by the end of the current fiscal year, $2.30 billion lower than at budget. Saskatchewan will continue to have one of the lowest net-debt-to GDP ratios among the provinces.

At first quarter, due to the financial improvement so far this year, net debt as a percentage of GDP is forecast to be 15.6 per cent, compared to 18.8 per cent at budget.

2022-23 First Quarter Financial Report  8

ECONOMIC UPDATE

Many aspects of Saskatchewan’s economy are performing well at first quarter, driven by higher commodity prices and related increases in the value of exports. A rebound in agricultural output is forecast as well, following the drought in 2021.

However, there are risks posed by the prolonged Russia-Ukraine war, rising inflation, higher interest rates, supply chain disruptions and labour shortages.

Key measures

As of April 11, 2022, Saskatchewan’s population is 1,186,308; an increase of 6,000 or 0.5 per cent, from a year earlier.

Employment in the first seven months of 2022 increased by 23,800 jobs, 4.3 per cent, compared to the first seven months of 2021. In that same time frame Saskatchewan’s unemployment rate decreased from an average of 7.3 per cent to 5.0 per cent, third lowest among the provinces.

Saskatchewan had the highest wholesale trade growth among the provinces at 46.0 per cent, and the third strongest growth in manufacturing sales, in the first six months of 2022, compared to the same time frame in 2021.

International goods exports through the first six months of 2022 are up 38.9 per cent over the same period in the prior year, the second highest growth among provinces.

Saskatchewan had the third strongest growth in investment in non-residential construction in the first six months of 2022, compared to the first six months of 2021.

Saskatchewan’s energy exports are strong, up 82.7 per cent in the first six months of 2022, compared to the same time frame the year previous.

SASKATCHEWAN ECONOMIC INDICATORS IN 2022

(as of First Quarter)

	Saskatchewan			Canada
	Level	% Change	Rank	% Change	Period
Population at April 1 (000s)	1,186.3	0.5	10	1.3	April
Employment (000s)*	576.0	4.3	4	4.8	Jan - Jul
Unemployment Rate (%)*	5.0	n.a	3rd lowest	5.5	Jan - Jul
Employment Rate (%)*	64.3	n.a	2	61.5	Jan - Jul
Consumer Price Index (2002=100)*	152.3	6.2	Lowest	6.8	Jan - Jul
Average Weekly Earnings ($)*	1,137.5	3.2	6	2.9	Jan - May

Retail Sales ($B)**	9.5	6.9	4	9.5	Jan - May
Wholesale Trade ($B)**	22.6	46.0	1	13.6	Jan - Jun
New Motor Vehicle Sales (# of Units)**	20,898	(7.1)	2	(9.0)	Jan - Jun
Food Services & Drinking Places Sales ($M)**	832.6	20.8	7	43.4	Jan - May
Manufacturing Sales ($B)**	13.1	30.8	3	21.1	Jan - Jun
International Goods Exports ($B)**	24.4	38.9	2	28.6	Jan - Jun
Building Permits ($B)**	1.1	34.8	2	13.9	Jan - Jun
Housing Starts (# of Units)**	2,267.0	(0.4)	6	(5.5)	Jan - Jul
Investment in Building Construction ($B)**	2.0	7.1	7	10.6	Jan - Jun
Residential ($B)**	1.5	0.2	9	9.3	Jan - Jun
Non-residential ($B)**	0.6	30.4	3	13.9	Jan - Jun

Source: Statistics Canada, August 2022

*	Year-to-date average
**	Year-to-date total

2022-23 First Quarter Financial Report  9

Non-Renewable Resources

Saskatchewan’s non-renewable resources are in high demand in 2022. Potash production has increased by 4.5 per cent in the first six months of 2022, compared to same period in 2021.

Oil prices have increased significantly driven by demand and supply shortages. The value of oil sales increased by 86.4 per cent in the first five months of 2022 compared to the same period last year.

GDP

Saskatchewan’s economy is expected to show significant growth this year.

Based on the latest average of private sector forecasts, Saskatchewan will lead the provinces with a 4.7 per cent increase in real GDP growth in 2022 and be second with real GDP growth of 2.5 per cent in 2023.

Government’s real GDP forecasts are slightly more conservative but generally consistent with private sector forecasts, projecting 4.1 per cent real GDP growth for 2022 and 2.3 per cent real GDP growth in 2023.

PRIVATE SECTOR REAL GDP GROWTH FORECAST FOR SASKATACHEWAN*

(Per Cent)

	2022	2023	Release Date
IHS Global Insight	3.7	1.9	Jul-22
Conference Board of Canada	7.9	3.5	May-22

TD Bank	4.9	2.4	Jun-22
RBC	6.0	3.0	Jun-22
BMO	3.8	1.8	Jul-22
CIBC	3.0	2.7	Jan-22
Scotiabank	6.0	2.0	Jul-22
National Bank	3.8	1.9	Jul-22
Laurentian Bank	3.6	3.0	Jan-22

Average of Private Sector Forecasts	4.7	2.5

2022-23 Q1 Forecast	4.1	2.3

*	As of August 12, 2022

2022-23 First Quarter Financial Report  10